ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the related notes contained therein. In addition, the following should be read in conjunction with the Company’s most recent Annual Information Form, which has been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40-F which has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(*) available at the SEDAR website at www.sedar.com

TABLE OF CONTENTS

1	History and Strategy	Page 3
2	Operating Performance	Page 3
3.	Reserves and Resources	Page 12
4	Consolidated Financial Results	Page 15
5	Liquidity and Capital Resources	Page 21
6	Annual Outlook	Page 27
7	Subsequent Events	Page 28
8	Changes in Accounting Policies and Critical Accounting Estimates	Page 28
9	Risks and Uncertainties	Page 30
10	Controls and Procedures	Page 39
11	International Financial Reporting Standards	Page 40

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, silver production, reserves and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base.

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

OPERATING PERFORMANCE
2010 Financial Highlights (compared to 2009)

  Net earnings of $7.1 million ($0.11 per share) compared to a net loss of $1.9 million (-$0.04 per share)
  EBITDA rose 122% to $33.1 million
  Mine operating cash-flow increased 111% to $45.0 million
  Operating cash-flow jumped 167% to $32.7 million
  Revenues climbed 70% to $86.5 million
  Realized silver price up 27% to $19.62 per ounce sold
  Cash operating costs decreased 5% to $5.71 per oz silver payable (net of gold credits)
  Became debt free with conversion of $10.1 million debenture into 5.3 million units
  Year end Working capital of $102.2 million and cash and short term investments totalled $88.0 million

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

2010 Production Highlights (compared to 2009)

  Silver production climbed 26% to 3,285,634 oz
  Gold production increased 33% to 17,713 oz
  Silver-equivalent production rose 20% to 4.2 million oz (50:1 silver:gold ratio and no base metals)
  Completed plant expansion and ramped up mine production to 1,000 tonnes per day at Guanacevi
  Commenced the Lucero South mine ramp at Guanajuato in order to facilitate the 2011 mine and plant expansion to 1,000 tonnes per day

2010 Fourth Quarter Financial Highlights (compared to Q4, 2009)

  Net earnings of $5.6 million ($0.09 per share) compared to $3.1 million ($0.06 per share)
  EBITDA rose 19% to $14.6 million
  Mine operating cash-flow increased 35% to $17.2 million
  Operating cash-flow jumped 107% to $21.5 million
  Revenues climbed 17% to $28.5 million
  Realized silver price up 35% to $24.16 per silver ounce sold
  Cash costs decreased 5% to $4.72 per oz silver payable (net of gold credits)

2010 Fourth Quarter Production Highlights (compared to Q4, 2009)

  Silver production climbed 15% to 895,931 oz
  Gold production increased 6% to 4,871 oz
  Silver-equivalent production rose 13% to 1.14 million oz (50:1 silver:gold ratio and no base metals)
  Completed plant expansion to increase capacity to 1,000 tonnes per day at Guanacevi
  Obtained Board approval to expand the Guanajuato operations to 1,000 tonnes per day

2010 Exploration Highlights

  Reserves dipped by year end to 13.4 million due to accelerated mine production exceeding the 2010 forecast and mine development falling behind schedule

  Indicated resources rose 16% to 27.4 million oz silver and Inferred resources increased 62% to 29.7 million oz silver

  Drilled over 41,000 meters in the 148 drill holes testing multiple exploration targets in five separate mining districts to make new discoveries and expand silver resources

  Drilled 7,000 meters in 23 holes in the San Pedro area of Guanacevi resulting in two exciting new discoveries, Epsilon and La Blanca and expanded the Company’s land position at Guanacevi with the addition of 3 properties totalling 25 hectares

  Drilled 18,000 meters in 61 holes in the Guanajuato district identifying three significant new veins, the Karina, Fernanda and Daniela veins, and expanded the Company’s land position at Guanajuato with the addition of 4 properties totalling 243 hectares

  Drilled 10,000 meters in 34 holes at the San Juanico property in the Parral district to expand the NI 43-101 indicated resources to 1.63 million tonnes containing 2.6 million oz silver and inferred resources to 1.30 million tonnes containing 2.7 million ounces plus significant gold, lead and zinc resources.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Consolidated Production Results

2010 compared to 2009

In 2010, Endeavour achieved two important milestones in its silver mining operations: the Company recorded its sixth consecutive year of growing silver production, up 26% to 3,285,634 ounces (oz) silver; and cash costs declined for the third consecutive year, down 5% to $5.71 per oz silver.

The higher silver production was due mainly to increased plant throughput at both the Guanacevi and Guanajuato mines, with Guanacevi throughput up by 35% and Guanajuato throughput up by 26%. Gold production increased by 33% to 17,713 oz, also due to increased plant throughput. Plant throughput for 2010 was 507,010 tonnes at average grades of 267 grams per tonne (gpt) silver and 1.37 gpt gold as compared to 384,827 tonnes at average grades of 268 gpt silver and 1.33 gpt gold for 2009. The higher throughput was due to expansions at both operations. At Guanacevi, a plant expansion program completed during the year to 1,000 tonnes per day (tpd) allowed mine output to rise. At Guanajuato, the increased throughput was due to the new cone crusher installed in late 2009 that enabled increased production from Lucero and Bolanitos mines.

Consolidated silver grades were consistent with 2009 and gold grades were 3% higher, reflecting minor variations in the ores at both Guanacevi and Guanajuato. At Guanacevi, silver grades were slightly higher and gold grades were 8% lower while Guanajuato silver grades were 5% lower but gold grades were 13% higher. Consolidated silver and gold recoveries were down slightly as a result of mining more complex ores from Porvenir Dos at Guanacevi and mining lower grade ores from the Lucero and Bolanitos mines at Guanajuato. Recent metallurgical test work indicates that metal recoveries at both plants should improve with a slightly finer grind. Plant operations are currently being reviewed in order to engineer plan improvements to accomplish a finer grind.

Guanacevi Mines Production Results

2010 compared to 2009

Silver production for 2010 was 2,448,946 oz, an increase of 31% compared to 1,870,337 oz in 2009 and gold production was 6,036 oz, an increase of 24% compared to 4,877 oz. Plant throughput was 312,087 tonnes at average grades of 324 gpt silver and 0.74 gpt gold, as compared to 230,632 tonnes at average grades of 322 gpt silver and 0.80 gpt gold in 2009. The increased silver and gold production is attributable to the 35% increase in throughput offset by slight variations in grades and recoveries. The plant expansion was completed in the fourth quarter increasing daily capacity to 1,000 tpd. The expansion included the commissioning of a new crushing circuit, refurbishing the fifth ball mill, expanding the Merrill Crowe circuit with a new clarifer, acquiring new filter presses and refurbishing the CCD circuit with new rakes and gantries.

Silver grades increased by less than 1%, silver recoveries decreased by 4% and gold grades were 8% lower with gold recoveries 3% lower, reflecting differences in ore-types being processed.

Guanajuato Mines Production Results

2010 compared to 2009

Silver production for 2010 was 836,688 ounces, an increase of 15% compared to 728,181 oz in 2009 and gold production was 11,675 oz, an increase of 39% compared to 8,421 oz. Plant throughput was 194,923 tonnes at average grades of 177 gpt silver and 2.39 gpt gold as compared to 154,195 tonnes at average grades of 187 gpt silver and 2.13 gpt gold. The increased silver and gold production is attributable to a 26% increase in throughput because the cone crusher installed in late 2009 allowed the mill to operate at 600 tpd with slightly higher gold grades offset by lower silver grades and lower recoveries.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Silver grades were 5% lower and gold grades were 13% higher in 2010 compared to 2009 and silver and gold recoveries were both 3% lower primarily due to changes in ore-types being processed and processing more tonnes through the plant.

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$per oz	$per tonne

Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.39	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	5.94	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	5.93	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	4.72	80.86
YTD 2010	507,010	267	1.37	3,285,634	17,713	75.4	79.4	5.71	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.04	78.14
Production 2008
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01	84.75
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62	75.96
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55	80.11
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43	81.25
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03	80.42

Q4, 2010 : Q4, 2009	24%	-1%	-15%	15%	6%	-7%	1%	-5%	2%

Q4, 2010 : Q3, 2010	13%	1%	-5%	12%	6%	-2%	-1%	-20%	-1%

YTD 2010 : YTD 2009	32%	0%	3%	26%	33%	-4%	-4%	-5%	5%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Comparative Table of Guanacevi Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$per tonne

Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.11	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	8.47	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.55	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3	84.0	8.42	84.53
YTD 2010	312,087	324	0.74	2,448,946	6,036	75.3	81.9	8.39	91.64
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81	81.41
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	9.21	96.86
Q3, 2009	54,791	317	0.69	457,609	1,109	79.3	89.8	8.32	90.82
Q4, 2009	70,832	332	1.17	587,477	2,021	77.7	75.9	7.00	89.68
Total	230,632	322	0.80	1,870,337	4,877	78.3	84.3	7.99	89.80
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61	75.47
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92	71.51
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66	83.68
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37	84.00
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60	78.44

Q4, 2010 : Q4, 2009	30%	-7%	-44%	13%	-20%	-6%	11%	20%	-6%

Q4, 2010 : Q3, 2010	22%	-6%	-16%	14%	4%	-2%	1%	-2%	-11%

YTD 2010: YTD 2009	35%	0%	-8%	31%	24%	-4%	-3%	5%	2%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Comparative Table of Guanajuato Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
YTD 2010	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90	64.75
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38	53.68
Q3, 2009	38,485	206	2.45	204,294	2,495	80.2	82.3	(1.82)	61.95
Q4, 2009	44,650	171	2.34	191,867	2,570	78.2	76.5	(1.31)	62.24
Total	154,195	187	2.13	728,181	8,421	78.3	81.3	1.01	60.71
Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58	151.80
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75	89.70
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22	73.12
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.90	76.47
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79	85.64

Q4, 2010 : Q4, 2009	16%	14%	14%	20%	27%	-10%	-4%	360%	19%

Q4, 2010 : Q3, 2010	0%	10%	9%	8%	7%	-2%	-2%	353%	20%

YTD 2010 : YTD 2009	26%	-5%	13%	15%	39%	-3%	-3%	-311%	10%

Cash Operating Costs and Direct Costs (Non-GAAP Measures)

Cash operating cost per oz and direct cost per tonne are non-GAAP measures commonly reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and is therefore may not be comparable to similar measures presented by other issuers. The cash operating cost and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of throughput as cost of sales net of change in inventories and cash operating cost per oz of silver produced as cost of sales, net of changes in inventories, changes in by-product inventories, gold credits and royalties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$41,514	$11,223	$10,858	$10,267	$9,166
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Royalties	(1,212)	(322)	(147)	(515)	(228)
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Operating Costs	$18,566	$4,184	$4,676	$4,858	$4,848
Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Operating Cost Per Oz US$ *	$5.71	$4.72	$5.93	$5.94	$6.39

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$28,860	$7,235	$8,163	$7,300	$6,162
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Royalties	(1,212)	(322)	(147)	(515)	(228)
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Operating Costs	$20,338	$5,553	$4,954	$5,216	$4,615
Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Operating Cost Per Oz US$ *	$8.39	$8.42	$8.55	$8.47	$8.11

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Royalties	-	-	-	-	-
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Operating Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233
Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Operating Cost Per Oz US$ *	($2.14)	($6.02)	($1.33)	($1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2009):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$29,478	$11,439	$6,516	$5,640	$5,883
Add/(Subtract):
Change in Inventories	$594	$(2,308)	$844	$1,538	$520
Direct Costs	$30,072	$9,131	$7,360	$7,178	$6,403
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in By-Product Inventories	$(1,648)	$807	$(1,398)	$(1,003)	$(54)
By-Product gold sales	$(12,071)	$(6,141)	$(2,263)	$(1,820)	$(1,847)
Cash Operating Costs	$15,533	$3,824	$3,403	$4,021	$4,285
Throughput tonnes	384,827	115,482	93,276	90,338	85,731
Ozs Produced	2,598,518	779,344	661,903	584,486	572,785
Ozs Payable	2,572,533	771,552	655,284	578,641	567,056
Direct Cost per Tonne US$	$78.14	$79.07	$78.91	$79.46	$74.69
Cash Operating Cost Per Oz US$ *	$6.04	$4.96	$5.19	$6.95	$7.56

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$20,255	$8,142	$4,908	$3,782	$3,423
Add/(Subtract):
Change in Inventories	$455	$(1,790)	$68	$1,442	$735
Direct Costs	$20,710	$6,352	$4,976	$5,224	$4,158
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in By-Product Inventories	$(661)	$188	$(24)	$(676)	$(149)
By-Product gold sales	$(4,427)	$(2,495)	$(885)	$(423)	$(624)
Cash Operating Costs	$14,802	$4,072	$3,771	$3,791	$3,168
Throughput tonnes	230,632	70,832	54,791	53,936	51,073
Ozs Produced	1,870,337	587,477	457,609	415,775	409,476
Ozs Payable	1,851,634	581,603	453,033	411,617	405,381
Direct Cost per Tonne US$	$89.80	$89.68	$90.82	$96.86	$81.41
Cash Operating Cost Per Oz US$ *	$7.99	$7.00	$8.32	$9.21	$7.81

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$9,223	$3,297	$1,608	$1,858	$2,460
Add/(Subtract):
Change in Inventories	$138	$(518)	$776	$96	$(216)
Direct Costs	$9,361	$2,779	$2,384	$1,954	$2,244
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in By-Product Inventories	$(987)	$619	$(1,374)	$(327)	$95
By-Product gold sales	$(7,644)	$(3,646)	$(1,378)	$(1,397)	$(1,223)
Cash Operating Costs	$730	$(248)	$(368)	$230	$1,116
Throughput tonnes	154,195	44,650	38,485	36,402	34,658
Ozs Produced	728,181	191,867	204,294	168,711	163,309
Ozs Payable	720,899	189,949	202,251	167,024	161,675
Direct Cost per Tonne US$	$60.71	$62.24	$61.95	$53.68	$64.75
Cash Operating Cost Per Oz US$ *	$1.01	($1.31)	($1.82)	$1.38	$6.90

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2008):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$27,802	$7,226	$7,648	$6,361	$6,567
Add/(Subtract):
Change in Inventories	$520	$162	$100	$201	$57
Direct Costs	$28,322	$7,388	$7,748	$6,562	$6,624
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in By-Product Inventories	$(347)	$(315)	$-	$(5)	$(27)
By-Product gold sales	$(6,383)	$(1,742)	$(1,821)	$(1,473)	$(1,347)
Cash Operating Costs	$20,785	$5,067	$5,850	$4,886	$4,982
Throughput tonnes	352,196	90,927	96,721	86,391	78,157
Ozs Produced	2,343,455	696,615	625,094	517,077	504,669
Ozs Payable	2,300,640	682,401	612,465	507,993	497,781
Direct Cost per Tonne US$	$80.42	$81.25	$80.11	$75.96	$84.75
Cash Operating Cost Per Oz US$ *	$9.03	$7.43	$9.55	$9.62	$10.01

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$19,950	$4,983	$5,376	$4,467	$5,124
Add/(Subtract):
Change in Inventories	$104	$(132)	$(22)	$201	$57
Direct Costs	$20,054	$4,851	$5,354	$4,668	$5,181
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in By-Product Inventories	$(91)	$(59)	$-	$(5)	$(27)
By-Product gold sales	$(3,336)	$(769)	$(824)	$(764)	$(979)
Cash Operating Costs	$15,820	$3,759	$4,453	$3,701	$3,907
Throughput tonnes	255,656	57,750	63,979	65,276	68,651
Ozs Produced	1,858,937	515,407	465,661	419,245	458,624
Ozs Payable	1,840,348	510,253	461,004	415,053	454,038
Direct Cost per Tonne US$	$78.44	$84.00	$83.68	$71.51	$75.47
Cash Operating Cost Per Oz US$ *	$8.60	$7.37	$9.66	$8.92	$8.61

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$7,852	$2,243	$2,272	$1,894	$1,443
Add/(Subtract):
Change in Inventories	$416	$294	$122	$-	$-
Direct Costs	$8,268	$2,537	$2,394	$1,894	$1,443
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in By-Product Inventories	$(256)	$(256)	$-	$-	$-
By-Product gold sales	$(3,047)	$(973)	$(997)	$(709)	$(368)
Cash Operating Costs	$4,965	$1,308	$1,397	$1,185	$1,075
Throughput tonnes	96,540	33,177	32,742	21,115	9,506
Ozs Produced	484,518	181,208	159,433	97,832	46,045
Ozs Payable	460,292	172,148	151,461	92,940	43,743
Direct Cost per Tonne US$	$85.64	$76.47	$73.12	$89.70	$151.80
Cash Operating Cost Per Oz US$ *	$10.79	$7.60	$9.22	$12.75	$24.58

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Exploration Results

In 2010 exploration was focused on drilling (41,364 meters in 148 holes), sampling and mapping of three prospective targets at the two operating mines (Guanacevi, Guanajuato) and four exploration projects (Parral, San Sebastian, Arroyo Seco and El Toro) in Mexico.

At Guanacevi, mapping and sampling of numerous mineralized silver-gold vein structures continued in 2010, while drilling started on the Epsilon and La Blanca areas, with very encouraging results. Endeavour acquired three new properties in the San Pedro area of Guanacevi in 2010 and identified three new high grade, silver-gold veins. Two exciting new finds, Epsilon and La Blanca, are in the vicinity of historic high grade silver mines along the western side of San Pedro, and two more, San Joachin and Santa Isabel, lie along strike to north of historic high grade silver mines that occupy the east-bounding faults of the Guanacevi horst block. In 2010, the Company drilled 7,000 meters in 23 holes in the San Pedro area resulting in the Epsion and La Blanca finds. Drill results announced included 3,319 gpt silver and 7.1 gpt gold over a 2.0 meter true width in the Epsilon area (hole EPS1-2) and 3,000 gpt silver and 7.7 gpt gold over a 2.1 meters true width in the La Blanca area (hole BC-03). An aggressive drilling program on several mineralized veins is planned for 2011.

At Guanajuato, exploration drilling south of the Bolanitos mine connected the Lucero Extension and Lucero South mineralized zones, thereby extending the high grade, silver-gold mineralization in the Lucero vein a full 800 meters in length. The Company also discovered three new high grade silver-gold veins called Karina, Fernanda and Daniela located in the footwall of the Lucero vein. A total of 61 core holes were drilled during the year totalling 18,000 meters in the district. Recent drill results include 158 gpt silver and 6.7 gpt gold over a 1.8 meters true width in the Daniela vein (hole KA-27) and 367 gpt silver and 1.9 gpt gold over a 1.8 meters true width in the Karina vein (hole KA-29). Like Guanacevi, Endeavour continued to expand its land position at Guanajuato in 2010 with the addition of four properties totalling 243 hectares. Two drills will continue to delineate multiple mineralized veins in 2011.

In 2010, the Company drilled 10,000 meters in 34 holes at the San Juanico property in order to extend the known silver-gold-lead-zinc mineralization from Endeavour’s adjacent El Cometa property. A new silver-gold-copper-lead-zinc resource was outlined, resulting in a significant expansion of the Parral Project indicated resource to 1.63 million tonnes containing 2.6 million ounces of silver and inferred resources to 1.30 million tonnes containing 2.7 million ounces of silver. The Company is carrying out a preliminary economic assessment, in order to evaluate the next phase of work for the project.

A Phase 1 mapping and sampling program was completed at the San Sebastian project in Jalisco and a Phase 2 drilling program will be carried out in 2011.

A small exploration program at Arroyo Seco was completed including 12 drill holes for a total of 1,241 meters. The Company completed a technical report and is evaluating its alternatives for the property.

At El Toro, mapping, sampling and trenching were carried out to identify targets, and a program of 12 diamond drill holes were completed, indentifying significant structures, but carrying low metal values.

RESERVES AND RESOURCES
The updated NI 43-101 reserve and resource estimates to December 31, 2010 include the Company’s three active silver mining and exploration projects in Mexico, the Guanacevi Mines project in Durango State, the Guanajuato Mines project in Guanajuato State, the Parral Exploration project in Chihuahua State and the Arroyo Seco Exploration project in the Michoacan State.

The Company retained Micon International Ltd (“Micon”), to audit the updated reserves and resources to December 31, 2010 for the Guanacevi project. The Qualified Person for reporting the reserves is Robert J. Leader, P.Eng. an associate with Micon. The Qualified Persons for reporting the Guanacevi resources, are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM and Dibya Kanti Mukhopadhyay, M.Sc,, MAusIMM also Micon employees.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

The Company retained Micon, to audit the updated reserves and resources to December 31, 2010 for the Guanajuato project. The Qualified Person for reporting the Guanajuato reserves is Robert J. Leader, P.Eng. an associate with Micon. The Qualified Persons for reporting the Guanajuato resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM and Dibya Kanti Mukhopadhyay, M.Sc,, MAusIMM also Micon employees.

The Company retained Micon, to audit the updated resources to December 31, 2010, based on the then current metal prices for the Parral Project (El Cometa Property). The Qualified Persons for reporting the Parral resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM and Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM., who are Micon employees.

The Qualified Persons for reporting the Arroyo Seco resources are David St Clair Dunn, P.Geo, who is a geological consultant and Barry Devlin, P.Geo who is the Company’s Vice President of Exploration.

The reserve and resource statements for the Guanacevi, Guanajuato, Parral and Arroyo Seco Projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101. The information should be read in conjunction with corresponding technical reports filed on SEDAR March 1, 2011 and March 21, 2011.

Reserves and Resources (as of December 31, 2010)

Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven
Guanacevi	576,000	313	0.62	5,796,000	11,400
Guanajuato	141,000	189	2.50	856,000	11,300
Total Proven	717,000	289	0.98	6,652,000	22,700
Probable
Guanacevi	815,800	237	0.40	6,219,000	10,500
Guanajuato	100,000	158	2.20	508,000	7,100
Total Probable	915,800	228	0.60	6,727,000	17,600
Total Proven & Probable	1,632,800	255	0.77	13,379,000	40,300

Resources Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Indicated
Guanacevi	1,653,700	258	0.56	13,719,000	29,600
Guanajuato	1,443,000	163	2.18	7,554,000	101,100
Total Indicated	3,096,700	214	1.31	21,273,000	130,700
Total Indicated	3,096,700	214	1.31	21,273,000	130,700

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	1,426,000	261	0.60	11,982,000	27,500
Guanajuato	1,475,000	155	2.11	7,345,000	100,000
Total Inferred	2,901,000	207	1.37	19,327,000	127,500

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Silver-Gold-Lead-Zinc Resources (as of December 31, 2010)

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Indicated
Guanacevi	655,200	166	0.21	3,497,000	4,500	0.61	1.02
Parral	1,631,000	49	0.90	2,590,000	47,200	2.87	2.86
Total Indicated	2,286,200	83	0.70	6,087,000	51,700	2.22	2.33

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Inferred
Guanacevi	644,100	125	0.14	2,582,000	3,000	1.15	2.13
Parral	1,302,900	63	0.88	2,659,000	36,900	2.55	2.28
Arroyo Seco	738,200	220	0.07	5,221,000	1,700	0.65	0.18
Total Indicated	2,685,200	121	0.48	10,462,000	41,600	1.69	1.67

Notes:

1.	Reserve cut-off at Guanacevi is 122 g/t Ag
2.	Reserve cut-off at Guanajuato is 102 g/t Ag
3.	Mining width is 1.5 meters
4.	Dilution is 15% after it has been diluted to a minimum mining width if required
5.	Resource cut-off for the Guanacevi and Guanajuato projects is 100 Ag eq
6.	Resource Silver equivalent is 50:1 for Silver to Gold
7.	Reserve Silver equivalent is 62:1 for Silver to Gold which is the three year trailing average ratio as required in the reserve estimation
8.	At the Parral project a cut-off using NSR of $40 is used with the prices listed below
9.	The cut-off used for Arroyo Seco was 100 g/t Ag

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

CONSOLIDATED FINANCIAL RESULTS

Selected Annual Information

In thousand on dollars except for per share amounts

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Revenue	$86,510	$50,769	$39,302

Net income (loss):
(i) Total	$7,079	$(1,926)	$(18,004)
(ii) Basic per share	$0.11	$(0.04)	$(0.37)
(iii) Diluted per share	$0.10	$(0.04)	$(0.37)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2010	2009	2008
Total assets	$188,423	$105,881	$67,292

Review of Consolidated Financial Results

Year ended December 31, 2010 compared with the year ended December 31, 2009

For the year ended December 31, 2010, the Company’s Mine Operating Earnings were $29.6 million (2009: $10.0 million) on Sales of $86.5 million (2009: $50.8 million) with Cost of Sales of $41.5 million (2009: $29.5 million) and Depreciation and Depletion of $15.4 million (2009: $11.3 million).

Operating Earnings were $14.0 million (2009: $0.01 million) after Exploration costs of $4.3 million (2009: $2.4 million), General and Administrative costs of $5.5 million (2009: $4.3 million), Accretion of Convertible Debentures of $1.1 million (2009: $1.5 million) and Stock Based Compensation costs of $4.7 million (2009: $1.8 million).

Earnings Before Taxes were $16.5 million (2009: $2.2 million) after Foreign Exchange Gain of $1.1 million (2009: Foreign Exchange Loss of $1.0 million), $0.2 million Gain on Marketable Securities (2009: $0.02 million), a Mark to Market Gain on redemption call option of $0.7 million (2009: $2.7 million), which relates to the change in fair value of the redemption call option of the convertible debt prior to its conversion, and Investment and Other Income of $0.5 million (2009: $0.5 million). The Company realized Net Earnings for the period of $7.1 million (2009: Net Loss of $1.9 million) after an Income Tax Provision of $9.4 million (2009: $4.1 million).

Sales of $86.5 million for the period represent a 70% increase over the $50.8 million for the same period in 2009 due to increased production as well as increased realized silver and gold prices during the year. During the period, the Company sold 3,260,729 oz silver and 18,192 oz gold, for realized prices of $19.62 and $1,238 per oz respectively as compared to sales of 2,497,517 oz silver and 11,831 oz gold for realized prices of $15.49 and $1,020 per oz respectively in the same period of 2009. The realized prices of $19.62 per oz for silver and $1,238 per oz for gold are 3% lower and 1% higher than the average 2010 spot prices of $20.19 per oz and $1,224 per oz respectively due to the timing of the sales. The Company also accumulated 136,311 oz silver and 95 oz gold concentrate finished goods at December 31, 2010 as compared to 146,859 oz silver and 1,730 oz gold at December 31, 2009. The cost allocated to these Finished Goods is $2.4 million compared to $1.8 million at December 31, 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Cost of Sales for the period was $41.5 million, an increase of 41% over the Cost of Sales of $29.5 million for the same period of 2009. The 41% increase in the cost of sales is primarily a result of the Company’s rising production, as throughput increased 32%, while the Company experienced added cost pressures related to increased labour, pumping and power costs at Guanacevi as the North Porvenir mine continues to depth. Depreciation and Depletion was $15.4 million, an increase of 36% compared to $11.3 million for 2009, primarily due to increased production and increased capital asset balances due to capital investments made during 2009 and 2010.

Exploration expenses increased to $4.3 million from $2.4 million in 2009 reflecting the Company’s increase in exploration activities during the period. In early 2009, exploration activities were curtailed to conserve cash and focus on mine development and capital expenditures whereas for 2010 the Company pursued a more aggressive exploration program. General and Administrative expenses increased by 28% to $5.5 million for the period as compared to $4.3 million in 2009 primarily due to an increase in the foreign exchange translation of Canadian dollar denominated expenses as well as additional legal cost associated with the bid for Cream Minerals Ltd and an expanded insurance program. The Company recognized $1.1 million of accretion expense on the carrying value of outstanding convertible debentures compared to $1.5 million in 2009. The decrease in expense is due to the debentures being outstanding for less time in 2010 with a decreased balance outstanding due to conversions during the year. By September 15, 2010 all debentures were fully converted. Stock-based compensation for 2010 was $4.7 million compared to $1.8 million in 2009. The increase is primarily due to a large number of non-vested shares being cancelled in 2009 and the 2010 options being granted at a higher exercise price, which increases the valuation under the Black Scholes option pricing model.

The Company experienced a Foreign Exchange Gain of $1.1 million as compared to a Loss of $1.0 million for the same period in 2009. The $1.1 gain is primarily due to the strengthening of the Canadian Dollar against the US Dollar resulting in higher valuations on the Canadian Dollar cash accounts, which had significantly higher balances during 2010.

There was a Mark to Market Gain on Redemption Call option of $0.7 million (2009: $2.7 million) relating to the Company’s redemption call option on the convertible debt. The 2010 amount represents the increase in the estimated value of the redemption call option from January 1st to the final conversions on September 15th based on market conditions and the balance outstanding during the period and the amount for 2009 was for the entire year and was based on a larger number of debentures outstanding. Investment and Other income were consistent with $0.5 million in 2010 and 2009. There was an Income Tax Provision of $9.4 million as compared to $4.1 million for 2009. The change in the income tax provision is due to the increased profitability of the Company. Income taxes are primarily incurred by the Company’s Mexican subsidiaries.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Fourth quarter 2010 compared with fourth quarter 2009

For the three months ended December 31, 2010, the Company’s Mine Operating Earnings were $12.1 million (2009: $8.2 million) on Sales of $28.4 million (2009: $24.2 million) with Cost of Sales of $11.2 million (2009: $11.4 million) and Depreciation and Depletion of $5.1 million (2009: $4.6 million).

Operating Earnings were $8.2 million (2009: $4.4 million) after Exploration costs of $0.9 million (2009: $1.2 million), General and Administrative costs of $2.0 million (2009: $1.3 million), Accretion of Convertible Debentures of $Nil (2009: $0.4 million) and Stock Based Compensation costs of $1.0 million (2009: $0.9 million).

Earnings Before Taxes were $9.4 million (2009: $7.3 million) after Foreign Exchange Gain of $1.0 million (2009: Loss of $0.1 million), a Mark to Market Gain on redemption call option of $Nil (2009: $2.7 million), which relates to the redemption call option of the convertible debt, and Investment and Other Income of $0.2 million (2009: $0.3 million). The Company realized Net Earnings for the period of $5.6 million (2009: $1.3 million) after an Income Tax Provision of $3.8 million (2009: $4.1 million).

Sales of $28.4 million for the period represent a 17% increase over the $24.2 million for the same period in 2009 due to increased production as well as increased realized silver and gold prices during the period. During the quarter, the Company sold 851,094 oz silver and 5,799 oz gold, for realized prices of $24.16 and $1,365 per oz respectively as compared to sales of 1,009,035 oz silver and 5,539 oz gold for realized prices of $17.95 and $1,108 per oz respectively in the same period of 2009. The Q4 2010 realized prices of $24.16 per oz for silver was 8% lower than the quarterly average spot price of $26.42 per oz and the realized price for gold of $1,365 per oz was less than 1% lower than the quarterly average spot price of $1,367 per oz due to the timing of the sales.

Cost of Sales for the quarter was $11.2 million, a decrease of 2% over the Cost of Sales of $11.4 million for the same period in 2009. The 2% decrease in the cost of sales is primarily a result of improved productivity at the Guanacevi and Guanajuato mines. Depreciation and Depletion was $5.1 million, an increase of 11% compared to $4.6 million for the same period in 2009, primarily due to increased production and increased capital asset balances due to capital investments made during 2009 and 2010.

Exploration expenses decreased to $0.9 million in Q4, 2010 from $1.2 million in Q4, 2009 due to the timing of activities. General and Administrative expenses increased by 54% to $2.0 million for the quarter as compared to $1.3 million in the same period in 2009 primarily due to an increase in the foreign exchange translation of Canadian dollar denominated expenses as well as additional legal costs associated with the bid for Cream Minerals Ltd and higher insurance costs. The Company recognized $Nil on accretion of convertible debentures compared to $0.4 million in 2009. The absence of accretion expense in Q4 2010 is a result of all convertible debentures being converted by September 15, 2010. Stock-based compensation for the fourth quarter remained consistent with the same period in 2009 with $1.0 million recognized in the last quarter of both years.

The Company experienced a Foreign Exchange Gain of $1.0 million as compared to a Foreign Exchange Loss of $0.1 million for the same period in 2009. The Q4, 2010 gain is primarily due to the weakening of the US Dollar against the Canadian Dollar resulting in higher valuations on the Canadian Dollar cash amounts, which had significantly higher balances at the end of 2010 than 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

There was a Mark to Market Gain on Redemption Call option of $Nil (2009: $2.7 million) relating to the Company’s redemption call option on the convertible debt. The 2009 amount represented the increase in the estimated value of the call option based on the market conditions and the redemption options on the convertible debt, was deemed to have no material fair value prior to the beginning of Q4 2009. As the convertible debt was not outstanding in Q4 2010 no amount was incurred in the current quarter. Investment and other income decreased slightly to $0.2 million in 2010 from $0.3 million in 2009 primarily as a result of decreased interest income due to lower cash balances during the early part of Q4 2010 compared to Q4 2009. There was an Income Tax Provision of $3.8 million as compared to $4.1 million in Q4, 2009.

Summary of Quarterly Results

	Dec. 31, 2010				Dec. 31, 2009
(in US$000s except per share amounts)	Period End				Period End
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Total Revenues	$28,475	$20,091	$19,692	$18,252	$24,250	$9,796	$8,236	$8,487
Cost of Sales	11,223	10,858	10,267	9,166	11,439	6,516	5,640	5,883
Depreciation, Depletion & Accretion	5,141	3,977	3,028	3,301	4,563	1,997	2,414	2,290
Mine Operating Earnings / (Loss)*	$12,111	$5,256	$6,397	$5,785	$8,248	$1,283	$182	$314

Net income (loss):
(i) Total	$5,644	$127	$(412)	$1,720	$3,133	$(1,487)	$(1,832)	$(1,740)
(ii) Basic per share	$0.09	$0.00	$(0.01)	$0.03	$0.06	$(0.03)	$(0.04)	$(0.03)
(iii) Diluted per share	$0.08	$0.00	$(0.01)	$0.03	$0.06	$(0.03)	$(0.04)	$(0.03)
* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

Quarterly Trends and Analysis

In the 1st quarter of 2009, the Company’s decrease in production compared to the prior quarter was offset by improved silver and gold prices. The Company’s operating costs continued to benefit from the depreciation of the Mexican Peso against the US dollar, while General and Administrative costs reported also benefited from the depreciation of the Canadian dollar against the US dollar.

In the 2nd quarter of 2009, the Company experienced a slight increase in production over the previous quarter but the significant increase in finished goods inventory at the end of the period resulted in decreased sales revenue. The Company’s operating costs also decreased from the previous quarter accordingly.

In the 3rd quarter of 2009, the Company experienced a 13% increase in production over the previous quarter. There was an increase in sales due to both an increase in sold ounces and more robust silver and gold prices during the period, with a corresponding increase in operating costs. The increase in sales was in addition to a further increase in finished goods inventory from the prior quarter.

In the 4th quarter of 2009, the Company had a significant increase in sales over previous quarters. The increase in sales is due to 3 main factors: an increase in the price of silver and gold; an increase in production; and the timing of finished goods sales. During the Q4, 2009, there was an increase in production of 18% for silver and 27% for gold over the previous quarter and more robust silver and gold prices. The Company also accumulated a large finished goods inventory at September 30, 2009 which was converted to sales during Q4, 2009 resulting in a significant increase in cost of sales and depreciation and depletion for the quarter.

In the 1st quarter of 2010, the Company continued to experience an increase in sales over previous quarters, with the exception of Q4, 2009 where sales reflected the realization of the sale of a large finished goods balance produced in Q3, 2009. Silver production experienced a 2% decrease from Q4, 2009 but was a significant increase compared to prior periods.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

In the 2nd quarter of 2010, the Company continued to experience an increase in sales over the previous quarter, with the Company achieving the highest quarterly production at that time with a robust silver price. Silver production experienced a 41% increase from the same period in 2009 and an 8% increase from Q1, 2010. The Company experienced a $0.4 million net loss during the quarter as compared to net income of $1.7 million in the first quarter of 2010 primarily due to the $1.0 million in additional stock-based compensation, $0.5 million in additional exploration expenditures and a $0.5 million foreign exchange loss experienced during the quarter.

In the 3rd quarter of 2010, the Company experienced increased sales over the previous quarter. Although the consolidated production was slightly lower than the previous quarter the Company sold more silver ounces in Q3 than Q2 and silver and gold prices remained robust. The Company experienced net income of $0.1 million as compared to a net loss of $0.4 million in the previous quarter, primarily due to reductions in exploration and stock-based compensation expenses totalling $0.5 million.

In the 4th quarter of 2010, the Company once again realized increased sales over the previous quarter and achieved record production, while silver and gold prices remained robust. Due to the additional sales and increased silver and gold prices, the Company had net income of $5.6 million as compared to a net income of $0.1 million in the previous quarter.

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., Aztec Metals Corp. (“Aztec”) and Parallel Resources Ltd, who are related party companies by virtue of having common directors, from time to time Endeavour will incur third-party costs on behalf of the related parties on a full cost recovery basis. The Company has $104,000 receivable related to administration costs outstanding as of December 31, 2010. (December 31, 2009 – $133,000).

During the year ended December 31, 2010, the Company paid $388,000 (2009 - $228,000) for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. The Company has $39,000 payable related to legal costs outstanding as of December 31, 2010 (December 31, 2009 $5,000)

The Company has $114,000 receivable from Aztec related to 2008 property tax payments and the initial Rio Chico option payment outstanding as of December 31, 2010 (December 31, 2009 - $110,000).

Update on Use of Proceeds from Recent Financings

On October 7, 2009, the Company received net proceeds of Cdn$17.3 million from a prospectus offering of units. Based on the October 7, 2009 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9417, this amount was equivalent to US$16.4 million. As disclosed in the Company’s short form prospectus dated September 28, 2009, US$12 million of the net proceeds from this offering were intended to be used for capital expenditures and exploration drilling at the Guanacevi and Guanajuato Mines projects as set out in the table below, with the balance of US$4.4 million to be used for working capital.

Planned expenditures for mine development were to be funded first from the financing proceeds and subsequently by operating cash flow and as of Q1, 2010 the allocated amounts were fully utilized and any additional expenditures have been financed from operating cash flows. The expenditures on the plant refurbishment and equipment at Guanacevi were higher than the planned expenditures by $724,295 as at December 31, 2010, with all budgeted work now completed. Expenditures have been higher than budgeted for the crusher and leach-ccd and the work on the electrical substation is still ongoing. The estimated cost for the crusher was $800,000 but expenditures have totalled $1.6 million. The cost overruns for the crusher are primarily due to a longer than anticipated time frame for completion, additional removal and fill costs for the foundation, additional geotechnical support costs and higher than anticipated costs for the hilficher walk. The estimated cost for the leach-ccd was $1.36 million but expenditures have totalled $1.6 million. The cost overruns for the leach-ccd are due to the replacement requiring a slightly longer time frame and there was more material than estimated that required extraction from the tanks. The electrical substation came in $430,000 under budget with an original budget of $762,000 and actual costs of $332,000. The miscellaneous equipment planned for Guanajuato has been fully purchased and is under budget by $210,000 due to lower than anticipated costs. The planned exploration drilling for the Porvenir Cuatro, Santa Fe, Noche Buena and Porvenir mine areas of Guanacevi and the South Bolanitos, North Cebada and North Bolanitos areas of Guanajuato have been completed with no material variance, with the exception of the exploration in the Porvenir Mine area where management decided to expand the program. As of December 31, 2010 all of the allocated proceeds have been utilized.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

	Expected	Actual	Variance
Use of proceeds	(US$)	(US$)	(US$)

Mine Development - Guanacevi	$3,000,000	$3,000,000	$-
Mine Development - Guanajuato	1,000,000	1,000,000	-
Plant Refurbishment & equipment – Guanacevi & Guanajuato	3,000,000	3,724,295	(724,295)
Miscellaneous Equipment - Guanajuato	1,000,000	790,000	210,000
Exploration drilling – Guanacevi (Porvenir Cuatro)	600,000	643,160	(43,160)
Exploration drilling – Guanacevi (Santa Fe)	200,000	206,975	(6,975)
Exploration drilling – Guanacevi (Noche Buena)	600,000	620,927	(20,927)
Exploration drilling – Guanacevi (Porvenir Mine)	600,000	831,725	231,725
Exploration drilling – Guanajuato (South Bolanitos)	800,000	806,573	(6,573)
Exploration drilling – Guanajuato (North Cebada)	900,000	940,826	(40,826)
Exploration drilling – Guanajuato (North Bolanitos)	300,000	326,197	26,197
Total	$12,000,000	$12,890,678	$890,678

On December 1, 2010, the Company received net proceeds of Cdn$50.1 million from a prospectus offering of units. Based on the December 1, 2010 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9843, this amount was equivalent to US$49.3 million. As disclosed in the Company’s short form prospectus dated November 24, 2010, US$35 million of the net proceeds from this offering were intended to be used for mine development and plant expansions at the Guanacevi and Guanajuato Mines projects, exploration and potential acquisitions as set out in the table below, with the balance of US$14.3 million to be used for working capital. As of December 31, 2010 none of the allocated expenditures have been made as they are budgeted for 2011 or beyond.

	Expected	Actual	Variance
Use of proceeds	(US$)	(US$)	(US$)

Mine Development – Guanacevi & Guanajuato	$11,000,000	$-	$-
Plant expansion – Guanacevi & Guanajuato	7,000,000	-	-
Exploration	7,000,000	-	-
Potential acquisitions	10,000,000	-	-
Total	$35,000,000	$-	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $41.3 million from $26.7 million at December 31, 2009 to $68.0 million at December 31, 2010. The Company had working capital of $102.2 million at December 31, 2010 (December 31, 2009 - $38.8 million). The increase in cash and cash equivalents of $41.3 million is primarily due to the $49.3 million raised on the December 2010 prospectus offering, $32.7 million provided from operations, $7.9 million received on the exercise of stock options and share purchase warrants and net proceeds from investments in marketable securities of $2.2 million offset by $30.2 million used for capital investments made in property, plant and equipment, $20.0 million invested in short-term investments and $1.0 million paid in interest. The $63.4 million increase in working capital is primarily a result of the increases in cash of $41.3 million, short term investments of $20.0 million, notes receivable of $1.1 million, accounts receivable and prepaids of $2.8 million and inventory of $6.9 million offset by a decrease in marketable securities of $2.0 million and increases in accounts payable of $4.2 million and income tax payable of $2.7 million.

Operating activities provided $32.7 million during 2010 compared to providing $12.2 million during 2009. The significant non-cash adjustments to net income of $7.1 million were for depreciation, depletion of $15.4 million, stock-based compensation of $4.7 million, accretion charge on convertible debentures of $1.1 million, a future income tax expense of $6.1 million, a mark to market gain on redemption call option of $0.7 million and an increase in non-cash working capital of $0.7 million. The increase in non-cash working capital is primarily due to increased accounts receivable and prepaids and increased inventories offset by increased accounts payable and accrued liabilities and income taxes payable.

Investing activities during the year used $47.6 million as compared to $19.1 million in 2009 with investments in property, plant and equipment totalling $30.2 million compared to $17.1 million in 2009 and $20.0 million invested in short term investments compared to $Nil in 2009. During 2010 there was $1.0 million invested in marketable securities with $3.2 million in proceeds received on sales as compared to $2.4 million invested and proceeds received of $0.6 million in 2009. The Company also received $0.4 million during the 2010 year on the return of property bonds on non-essential properties.

The Company invested a total of $32.9 million in property, plant and equipment during 2010, of which $30.2 million was paid in cash, $2.4 million was settled through common shares and $0.3 million was deferred to property costs relating to the increase in the asset retirement obligation. Approximately $19.4 million was invested at Guanacevi with $10.3 million spent on mine development, $6.5 million spent on the plant, including $1.2 million spent on the tailings facility and $4.3 million spent on the plant expansion project which includes the upgrade to the crushing circuit, $2.3 million on mine equipment (primarily pumps), $0.2 million in vehicles and $0.1 million on building upgrades and office equipment. Approximately $10.6 million was invested at Guanajuato with $8.3 million spent on mine development, $0.3 million on various plant projects, $1.6 million on mine equipment, $0.1 million spent on vehicles and $0.3 million spent on building upgrades and office equipment. There was an additional $0.2 million spent on corporate assets primarily on exploration vehicles and software. The $2.4 million settled through the issuance of common shares was for property acquisition costs incurred primarily for the acquisition of the San Pedro and Porvenir Cuatro properties.

Financing activities during the 2010 year generated $56.3 million as compared to $30.0 million during 2009. The primary source of financing in 2010 was a prospectus offering completed on December 1, 2010 where a total of 8,710,000 common shares were issued at CAN $6.15 per common share for gross proceeds of CAN $53.6 million. After payment of a 5% cash commission to the underwriters and other share issuance costs the Company received net proceeds of approximately $49.3 million. During 2010 there was $4.1 million realized from the exercise of stock options, $3.9 million realized from the exercise of share purchase warrants and $1.0 million interest paid on the Convertible Debentures. During 2009, the primary financing activities were the completion of a convertible debt financing for $10.0 million, net of issue costs, and equity issued through a short form prospectus and a private placement generating $19.4 million.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

As of August 26, 2010, the Company’s share price was greater than CAN $2.85 per share, therefore the Company provided redemption notice to all debenture holders providing ten business days to convert all outstanding debentures. At the time of notice there were 7,874 debentures remaining and subsequently were all converted for 4,144,189 common shares and 2,072,079 warrants. During fiscal 2010 a total of 6,658,382 common shares and 3,329,168 warrants were issued on conversion of convertible debentures. See “Convertible Debentures”.

As at December 31, 2010, the Company’s issued share capital was $183.3 million representing 80,720,420 common shares compared to $112.2 million representing 60,626,203 common shares at December 31, 2009. Of the 20,094,217 common shares issued during the period, 8,710,000 were issued on public offering, 6,658,382 were issued upon conversion of convertible debentures, 1,762,500 were issued upon stock option exercises, 2,142,761 were issued on exercise of warrants, 642,204 were issued on the acquisition of a mineral property, 41,500 were issued under the Company’s stock bonus plan and 136,870 were issued upon the exercise of stock options as share appreciation rights.

As at December 31, 2010, the Company had 4,665,000 options to purchase common shares outstanding with a weighted average exercise price of CAN $3.17 and had 6,842,140 share purchase warrants outstanding with a weighted average exercise price of CAN $2.82.

At December 31, 2010 the Company held certain Notes with a market value of $3.6 million that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in August 2007 with a par value CAN $5.2 million. At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. See “Investment in Notes Receivable” for further detail.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $80,000, plus an estimated additional interest and penalties of $80,000, for which the Company has made a provision in the consolidated financial statements for the period ended December 31st 2010. The Company has commenced the appeal process.

The 2006 tax return of Refinadora Plata Guancevi SA de CV, a subsidiary of Endeavour, is currently being audited by the Mexican fiscal authorities. The Company was delayed in providing certain requested documentation and the Mexican fiscal authorities froze the subsidiary’s bank accounts. In consulting with external legal counsel, the Company appealed the actions taken by the Mexican tax authorities through the federal circuit court which ruled that the bank freeze was unconstitutional. After the ruling, the court instructed the Mexican authorities to unfreeze the bank accounts, which occurred shortly after year end.

The bank freeze did not affect the Company’s ability to carry on business, however the Company did not have access to $1.8 million during that time and the Mexican fiscal authorities’ actions impacted the timely refund of value added tax.

During the audit process the Company retained external legal counsel to ensure the delivery of the appropriate documentation to the Mexican fiscal authorities. As a result of a detailed review of the Company’s 2006 financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no significant remaining potential tax exposure.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Capital Requirements

The Company plans to invest a total of $36.7 million on capital projects in 2011 at the Guanacevi and Guanajuato operations, with the focus on expanding the Guanajuato plant to 1,000 tpd acquiring additional mining equipment for Guanajuato, installing a dry stack tailings plant at Guanacevi and carrying out additional drilling at both mines.

At Guanacevi, a total of $21.8 million is planned for the continued expansion and improvement of operations. $8.1 million is planned to develop the Santa Cruz and Porvenir Cuatro ore-bodies and extend access into the North Porvenir ore-body, $6.0 million is planned for a tailings filtration plant and continued upgrade of the plant circuit, and $7.2 million for underground mine equipment, primarily related pump station expansions to facilitate the continued underground expansion and a power station upgrade. The remaining balance of $0.5 million is planned for various support infrastructure at Guanacevi.

At Guanajuato, a total of $14.9 million is planned for the continued expansion and improvement of operations. $6.5 million in planned to further develop the Lucero, Karina and Bolanitos veins. $5.2 million is planned for the expansion of the plant from its current capacity of 600 tpd to 1000 tpd. The plant expansion is expected to be completed in Q3 2011. To facilitate the expanded capacity of the plant, an additional $2.6 million is planned on underground equipment and $0.6 million is planned for other infrastructure support at Guanajuato.

These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

Financial Instruments and Other Instruments

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, short term investments, marketable securities, receivables, notes receivable, accounts payable, accrued liabilities, and a promissory note payable. Cash and cash equivalents and short term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, and promissory note are designated as other financial liabilities and recorded at amortized cost. Marketable securities and notes receivable are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and short term investments are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, accounts payable and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

In the prior years, the fair value of the notes receivable was determined by discounting the stream of future payments at the estimated prevailing market rates and were classified within Level 2 as of December 31, 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Prior to the successful restructuring of the asset backed commercial paper in January 2009, the asset backed commercial paper inputs were unobservable and therefore classified as Level 3 of the fair value hierarchy.

The Company had issued convertible debentures which were outstanding until September 2010 and which were designated as other financial liabilities and recorded at amortized cost. The fair values of the convertible debentures were determined as described on page 25 and were classified within Level 2 while outstanding.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, short-term investments, notes receivable and IVA receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, which cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, short term investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company’s financial instruments are subject to are foreign exchange risk, interest rate risk and commodity price risk.

Foreign Currency Risk
The Company’s operations in Mexico and Canada make it subject it to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

With respect to financial liabilities, the promissory note is not subject to interest rate risk given the fixed rate of 10% per annum.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Investment in Notes Receivable (Previously “Asset Backed Commercial Paper”)

At December 31, 2010 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

$ 000's			CAN $	Dec 31, 2010	Dec 31, 2009
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,334	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	705	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	84	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	15	-
IA Tracking Class 15		BA - 0.5%	464	413	322
			$5,114	$3,551	$2,476

During the first quarter of 2010, the trade activity of the MAV II trust and the IA tracking note class 15 significantly increased providing a more liquid market, permitting the Company to estimate the value of the Notes based on current market activity bids. Effective January 1, 2010, the Company marks to market the Notes based on trade market bids. The mark to market of the Notes results in a gain of $1,075,000 during the year ended December 31, 2010. The Notes are classified as Level 1 of the fair value hierarchy, a change from December 31, 2009 where the Notes were classified within the Level 2 fair value hierarchy, as the Company then used inputs other than quoted market prices included in Level 1 that were either directly or indirectly observable for the asset in estimating fair value.

In 2009, the Company estimated the value using a basic discounted cash flow model assuming principal would be repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, and a 12% discount rate. This resulted in an estimated fair value of $2,476,000 at December 31, 2009.

In 2008, the Company assessed the estimated fair value of its ABCP and based on the available information at the time regarding market conditions, the underlying assets and the indicative values contained in the report issued by JP Morgan, recorded an additional impairment charge of $1,394,000. The Company estimated the value using a basic discounted cash flow model assuming principal would be repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This impairment charge resulted in an estimated fair value of $2,115,000 and a total impairment charge to the original investment of $2,721,000 as a $1,327,000 impairment charge was taken in 2007.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

Convertible Debentures

In February 2009, the Company issued CAN $13,993,000 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest was 10% annually, paid quarterly in arrears. At any time, each Debenture could be converted by the holder into one unit consisting of one common share of the Company and one half of one common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units would have become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant entitles the holder to purchase one common share at an exercise price of CAN $2.05 per share. Subsequent to August 26, 2010, each Debenture could be redeemed by the Company for cash, plus a redemption fee of 7%, provided that the closing share price is greater than CAN $2.85 per share.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

As the Debentures include both cash payment and equity conversion features, the gross proceeds were allocated between liability and equity elements. The liability element was designated as other liabilities and was recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures were deferred and amortized over their expected term.

As of August 26, 2010, the Company’s share price was greater than CAN $2.85 per share, therefore the Company provided redemption notice to all debenture holders providing ten business days to convert all outstanding Debentures. At the time of notice there were 7,874 Debentures remaining and subsequently were all converted for 4,144,189 common shares and 2,072,079 warrants. During fiscal 2010 a total of 6,658,382 common shares and 3,329,168 warrants were issued on conversion of the Debentures.

As at August 26, 2010, the redemption option was valued at $2,233,500 using a binomial lattice model with a volatility estimate of 65%, risk free rate of 1.8% and estimated borrowing rate of 11.2% over the life of the Debentures (December 31, 2009 - $2,693,000). The redemption option was designated as held for trading and market fluctuations were charged to operations. For the period ended December 31, 2010 a gain of $703,280 (September 30, 2009 - $Nil) was recorded, while on conversion of Debentures $3,396,280 (September 30, 2009 - $Nil) was allocated to equity.

	CAN $	US $

Liability portion of convertible debentures
Opening balance at 12/31/09	8,549	8,149
Opening accrued interest	267	254
Accretion expense	1,126	1,088
Interest accrued	-	-
Interest paid	(1,010)	(989)
Conversion into common shares	(8,932)	(8,640)
Foreign exchange (gain)/loss on revaluation	-	138
Closing balance of liability portion	$-	$-

Equity portion of convertible debentures
Opening balance at 12/31/09	2,699	2,164
Conversion into common shares	(2,699)	(2,164)
Closing balance of equity portion	$-	$-

Redemption call option on convertible debentures
Opening balance at 12/31/09	2,825	2,693
Mark to market gain (loss) on redemption call option	687	703
Conversion into common shares	(3,512)	(3,396)
Closing balance of redemption call option on debentures	$-	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Contractual Obligations

The Company had the following contractual obligations at December 31, 2010:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$1,840	$261	$551	$572	$456
Promissory Note	301	243	58	-	-
Other Long-Term Liabilities	2,242	-	758	-	1,484
Total	$4,383	$504	$1,367	$572	$1,940

Outstanding Share Data

As of March 15, 2011, the Company had the following items issued and outstanding:

  81,657,937 common shares
  options to purchase 4,070,000 common shares with a weighted average exercise price of CAN$3.20 per share expiring between June 15, 2011 and June 14, 2017.
  6,335,267 share purchase warrants with a weighted average exercise price of CAN$2.80 per share expiring between October 7, 2011 and February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ANNUAL OUTLOOK

Financial

In 2011, Endeavour anticipates its financial performance will reflect significantly higher anticipated silver and gold bullion prices, further increases in production, the augmentation of reserves and resources and a further reduction in cash costs. Cash operating costs should continue to trend downward as a result of economies of scale with the planned expansions, however, this benefit will be partly offset by continued increases in some operating costs.

Production

Similar to 2010, the first two quarters of silver production in 2011 are scheduled to be relatively flat, as we focus on mine development and plant expansion capital programs. Silver production is expected to rise again in the third quarter, as the expansion at Guanajuato is completed.

The Guanacevi mines are scheduled to produce 1,000 tonnes per day (tpd) for the entire year. Guanacevi currently draws 80% of its ore production from the Porvenir Mine and the balance will be from Porvenir Dos, Porvenir Cuatro and Santa Cruz.

At Guanajuato, the Lucero vein now contributes 80% of ore production with the balance coming from Cebada and Bolanitos. The 2011 expansion of the Guanajuato plant is anticipated to increase capacity from 600 tpd to 1,000 tpd, with completion expected in Q3, 2011. The added plant capacity should be met with increased production from the Bolanitos and Lucero veins and initial productions from our 2010 discoveries at Karina and Fernanda.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Exploration

In 2011 Endeavour plans to push ahead on its exploration programs at several projects. The Company is presently undertaking an aggressive $9.2 million, 47,000 meter, 175-hole exploration drill program to test multiple exploration targets within three of the mining districts and the newly-acquired properties.

At Guanacevi, a total of 10,000 meters of diamond drilling is planned to test several newly discovered veins in the San Pedro area.

At Guanajuato, drilling will continue at Karina, Fernanda and Daniela and other prospective areas, with 14,500 meters planned.

Endeavour will also commence drilling on the San Sebastian properties acquired last year in Jalisco state, Mexico. Surface sampling has identified numerous high-grade silver and gold mineralized zones at San Sebastian that will be tested in 2011. A 6,500 meter program is planned for 2011.

SUBSEQUENT EVENTS

On March 14, 2011, the Company transferred the listing of its common shares from NYSEAmex Equities exchange to the New York Stock Exchange (NYSE).

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released Canadian accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. See further discussion under“International Financial Reporting Standards” on page 41.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Asset retirement obligations
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Convertible Debt
We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as described in on page 25. The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the estimated market rate for a similar liability without the conversion features. The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.

Future income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Stock-based compensation
The Company has a share option plan which is described in Note 13(d) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

RISKS AND UNCERTAINTIES

Precious and Base Metal Price Fluctuations
The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanacevi and Guanajuato mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Mexican Tax Assessments
As disclosed under “Contingencies”, one of the Company’s subsidiaries in Mexico has received a tax assessment from Mexican fiscal authorities while another subsidiary’s 2006 tax return is currently being audited by Mexican fiscal authorities. While the Company is of the view that the tax assessment has no legal merit and is contesting this, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. In the event the Company is unsuccessful, this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities. As a result of a detailed review of the Company’s 2006 financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no significant potential tax exposure.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of Funding
The Company has limited financial resources, and the mineral claims in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Agreements with Other Parties
The Company has entered into agreements with other parties relating to the exploration, development and production of its properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2010. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:

- the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
- the volatility of gold and silver prices affects our revenues, profits and cash flow;
- volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs;
- the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Passive Foreign Investment Company Consequences
The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Current market events and conditions
In 2007, 2008 and into 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

These unprecedented disruptions in the credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and NYSE Amex, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Financial Instruments
The Company currently has an investment in asset-backed commercial paper (“ABCP”). There can be no assurances that the value of the ABCP will not experience fluctuations in value.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Conversion to IFRS
The Company’s conversion to International Financial Reporting Standards (“IFRS”) may materially impact the Company’s reported financial position and results of operations. The conversion to IFRS may affect the Company’s accounting policies, information technology systems, internal controls and disclosure controls and procedures.

CONTROLS AND PROCEDURES

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A management conducted an evaluation, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 51-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this MD&A the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(f) under the Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2010.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued a report on the Company’s internal control over financial reporting which is included with the financial statements.

Changes in Internal Control over Financial Reporting
There have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

The Company developed a conversion plan consisting of four key stages including; project planning and preliminary assessment, detailed assessment, design and implementation. The project planning and preliminary assessment stage has been completed. The preliminary assessment was completed with the assistance of external advisors and outlines the significant differences between Canadian GAAP and IFRS and rates the impact of each of the significant differences on the entity’s financial statements, thereby allowing the Company to focus the detailed assessment on the highest priority items.

The Company has completed the design stage which includes completing an assessment of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage proceeded concurrently with the detailed assessment and design stages including preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

The following table provides a summary of the key activities involved and the status of these activities:

Key Activities		Status
Financial Reporting
-	Identify key differences between IFRS and Canadian GAAP	-	Key differences between IFRS and Canadian GAAP are identified
-	Analyze and select IFRS 1 elections available upon adoption	-	IFRS 1 elections have been analyzed and elections have been selected
-	Analyze IFRS accounting policies where alternatives are permitted and select appropriate alternative	-	Policy positions for key accounting differences have been completed
-	Quantify key differences for opening balance sheet	-	Quantification of key differences for the opening balance sheet are near complete
-	Prepare IFRS 1 reconciliations	-	IFRS 1 reconciliations are near complete
-	Prepare IFRS consolidated financial statements with prior year comparative information	-	Draft skeleton IFRS consolidated financial statements are in progress
		-	In December 2010, a presentation on the IFRS transition was presented to the Board of Directors by management. The presentation summarized key accounting policy choices relevant to the Company and significant differences identified up to the date of the meeting.

Financial Information Systems
-	Create solution to capture IFRS information during 2010 while still reporting under Canadian GAAP	-	Solutions have been implemented for some of the areas with key differences with the remaining areas still in progress
-	Analyze information systems to determine changes required to capture IFRS information from January 2011 onward	-	Sufficient information systems are thought to be in place

Training
-	Provide technical training to key finance personnel	-	Key finance personnel have been and continue to be provided with training at various seminars and current published materials
-	Provide technical training to accounting personnel at all site locations	-	Key accounting personnel have also been attending IFRS seminars and specific training is ongoing

Business Activities
-	Assess impact of conversion on budgeting, forecasts and compensation arrangements	-	It is anticipated that there will be a minimal impact on these business activities but continuing re-assessment is be performed as the transition process progresses

Control Environment
-	Maintain effective controls over the IFRS conversion process	-	Key finance personnel meet regularly to ensure effective controls over the process are maintained
-	Revise internal controls for changes in processes as a result of the transition to IFRS	-	Further information needs to be gathered for the assessment of changes to internal controls for any changes in processes
-	Approval by Audit Committee	-	Approval is pending

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Application of IFRS 1 transitional exemptions and identified GAAP differences
The Company has identified the key areas noted below where changes in accounting policy are expected on the transition from Canadian GAAP to IFRS. These areas do not necessarily represent a final list of changes. As we progress through the final steps of the implementation stage, the differences and impacts described below are subject to change, upon review by the Company’s Audit Committee and external auditors.

First-time adoption of IFRS
The Company’s adoption of IFRS will require the application of “First-time adoption of International Financial Reporting Standards” (“IFRS 1”) which generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and specific mandatory exemptions. The following represents the optional exemptions that the Company expects to apply:

Share-based payments – IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company plans to elect this exemption and will apply IFRS2 to only unvested stock options as at January 1, 2010 being the transition date..

Business Combinations – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.

Cumulative Translation Differences – IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company plans to elect this exemption and as such expects that the cumulative translation amount of $212,000 included in other comprehensive income will be reallocated to deficit.

Borrowing Costs – Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Decommissioning liabilities – IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply fully with these accounting requirements for changes in such liabilities that occurred before the date of transition and instead apply a simplified method which is set out in IFRS 1. The Company plans to elect this exemption.

Fair value as deemed cost – The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at opening balance sheet date. The Company expects to use historical cost for its assets.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Reconciliation to previously reported financial statements

The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements, based on our analysis to date. A summary of each of the noted changes is included in the notes following the reconciliations of the following Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material; therefore a reconciliation of cash flows has not been presented. The reconciliations and related adjustments have not been audited by the Company’s external auditor.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Statement of Comprehensive Income Reconciliation – December 31, 2010

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

The January 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS (unaudited) as follows:

		January 1	Effect of	January 1
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$26,702	$-	$26,702
Marketable securities		2,045		2,045
Notes receivable		2,476		2,476
Accounts receivable and prepaids		7,467		7,467
Inventories	e)	6,100	(68)	6,032
Due from related parties		243		243
Total current assets		45,033	(68)	44,965
Long term deposits		1,153		1,153
Long term investments		-		-
Redemption call option on covertible debentures		2,693	(2,693)	-
Mineral property, plant and equipment	b) e)	57,002	(1,577)	55,425
Total assets		$105,881	$(4,338)	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$-	$5,230
Current portion of promissory note		231		231
Accrued interest on convertible debentures		254		254
Income taxes payable		545		545
Total current liabilities		6,260	-	6,260

Promissory note		248		248
Provision for reclamation and rehabilitation	b)	1,740	278	2,018
Future income tax liability	e)	8,103	(158)	7,945
Liability portion of convertible debentures	f)	8,149	(4,483)	3,666
Convertible debenture derivative liability	f)	-	21,926	21,926
Warrant Derivative Liability	d)	-	7,823	7,823
Total liabilities		24,500	25,386	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,626,203		112,173	(2,760)	109,413
Equity portion of convertible debentures		2,164	(2,164)	-
Contributed surplus	a) d)	12,948	(5,629)	7,319
Accumulated comprehensive income	c)	749	(212)	537
Deficit		(46,653)	(18,959)	(65,612)
Total shareholders' equity		81,381	(29,724)	51,657
		$105,881	$(4,338)	$101,543

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

The December 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS (unaudited) as follows:

		December 31	Effect of	December 31
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$68,037	$-	$68,037
Short term investments		20,009		20,009
Marketable securities		81		81
Notes receivable		3,551		3,551
Accounts receivable and prepaids		10,299		10,299
Inventories	e)	12,971	(88)	12,883
Due from related parties		218		218
Total current assets		115,166	(88)	115,078
Long term deposits		778		778
Redemption call option on covertible debentures		-		-
Mineral property, plant and equipment	b) e)	72,479	(1,238)	71,241
Total assets		$188,423	$(1,326)	$187,097

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464		$9,464
Current portion of promissory note		231		231
Accrued interest on convertible debentures		-		-
Income taxes payable		3,260		3,260
Total current liabilities		12,955	-	12,955

Promissory note		56		56
Provision for reclamation and rehabilitatioin	b)	2,242	282	2,524
Future income tax liability	e)	14,157	64	14,221
Liability portion of convertible debentures		-	-	-
Convertible debenture derivative liability		-	-	-
Warrant derivative liability	d)	-	29,348	29,348
Total liabilities		29,410	29,694	59,104

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 61,705,456	f)	183,296	22,566	205,862
Equity portion of convertible debentures		-		-
Contributed surplus	a) d)	13,635	(5,842)	7,793
Accumulated comprehensive income	c)	1,656	(212)	1,444
Opening deficit		(46,653)	(18,812)	(65,465)
2010 net earnings		7,079	(28,720)	(21,641)
Total shareholders' equity		159,013	(31,020)	127,993
		$188,423	$(1,326)	$187,097

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS (unaudited) as follows:

		December 31	Effect of	December 31
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$86,510	$-	$86,510

Cost of sales:
Production costs	g)	41,514	(518)	40,996
Royalties	f)	-	1,212	1,212
Amortization and depletion	b) e) g)	15,447	(427)	15,020
		56,961	267	57,228

Mine operating earnings		29,549	(267)	29,282

Expenses:
Exploration	a)	4,283	436	4,719
General and administrative	a) g)	5,485	3,513	8,998
		9,768	3,949	13,717

Income from operations		19,781	(4,216)	15,565

Other income (expense):
Finance costs	b) g)	-	(1,714)	(1,714)
Mark-to-market gain on redemption call option	f)	703	(703)	-
Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(27,632)	(27,632)
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a)	(4,679)	4,679	-
Foreign Exchange		1,156	89	1,245
Gain (loss) on sale of marketable securities		195		195
Investment and other income		478		478
		(3,235)	(24,193)	(27,428)

Income before income taxes		16,546	(28,409)	(11,863)

Income tax expense:
Current income tax expense		3,786		3,786
Deferred income tax expense	e)	5,681	311	5,992
		9,467	311	9,778

Net income (loss) for the period		7,079	(28,720)	(21,641)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		22	-	22
Unrealized foreign exchange gain/ (loss) on notes receivable		953	-	953
Unrealized foreign exchange gain/ (loss) on available for sale assets		127	-	127
Reclassification adjustment for loss (gain) included in net income		(195)	-	(195)
		907	-	907
Comprehensive income (loss) for the period		7,986	(28,720)	(20,734)

Basic earnings per share based on net earnings		$0.11	$(0.44)	$(0.33)

Weighted average number of shares outstanding		65,646,786	65,646,786	65,646,786

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Adjustments on transition to IFRS:
The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the preliminary quantification of the adjustments required as of the transition date and for the comparative period. Completion of the final stages of our project may result in the identification of other adjustments or changes to the amounts presented, and such changes may be material.

Functional currency and foreign exchange translation
Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities and as such anticipates no impact to financial reporting.

Componentization of mineral property, plant and equipment
IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company is currently completing an assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. At this time the Company anticipates no material impact.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a) Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Balance Sheets (Unaudited)

	December 31	January 1
	2010	2010
Contributed surplus	$(5,724)	$(5,577)
Adjustment to deficit	$5,724	$5,577

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date.

Impact on Consolidated Balance Sheets (Unaudited)

	December 31	January 1
	2010	2010

Contributed surplus	$(118)	$(52)
Adjustment to deficit	$118	$52

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Stock-based compensation	$(66)
Adjustment to comprehensive loss	$(66)

(b) Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability remeasurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadian GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date.

On consideration of the differences noted in the above paragraph management has determined that an adjustment is required to reflect the impact of applying a discount rate specific to the liability. The adjustment to the provision for the change in discount rate was recorded against mineral property, plant and equipment in accordance with the IFRS 1 exemption described above.

Impact on Consolidated Balance Sheets (Unaudited)

	December 31	January 1
	2010	2010
Property, plant and equipment	$275	$278
Asset retirement obligation	282	278
Adjustment to deficit	$(7)	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Depreciation and depletion	$(43)
Finance costs	43
Adjustment to comprehensive loss	$-

(c) Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2007. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Impact on Consolidated Balance Sheets (Unaudited)

	December 31	January 1
	2010	2010
Accumulated comprehensive income	$(212)	$(212)
Adjustment to deficit	$212	$212

(d) Warrant Derivative Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in net earnings.

The Company’s publicly traded warrants were valued based on the quoted market value of these warrants as of December 31, 2009 and 2010 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Balance Sheets (Unaudited)

	December 31	January 1
	2010	2010
Warrant derivative liability	$29,348	$7,823
Common shares	(1,594)	(3,719)
Adjustment to deficit	$27,754	$4,104

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Mark to market gain (loss) on derivative liability	$(23,650)
Adjustment to comprehensive loss	$(23,650)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

(e) Income Tax

There are a number of differences between Canadian GAAP and IFRS related to income taxes with the two that are most significant to the Company being the calculation of temporary differences on non-monetary items and the initial recognition exemption (the “IRE”) on an asset acquisition.

Initial recognition exemption
Under Canadian GAAP deferred tax liabilities (“DTL”) arising from temporary differences at the date an asset is acquired are recognized using a circular calculation with the other side recognized against the asset. Under IFRS, in the circumstances described above, deferred tax is prohibited from being recognized. Under Canadian GAAP deferred tax was recognized using the above methodology for the Minera Santa Cruz y Garibaldi S.A. de C.V. and Metalurgica Guanacevi S.A. de C.V. asset acquisitions.

Calculation of temporary difference on non-monetary items
Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded.

Impact on Consolidated Balance Sheets (Unaudited)

	December 31	January 1
	2010	2010
Inventory	$(88)	$(68)
Property, plant and equipment	(1,513)	(1,855)
Future income tax liability	(64)	(158)
Adjustment to deficit	$(1,665)	$(1,765)

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Depreciation and depletion	$(322)
Foreign exchange gain (loss)	(89)
Deferred income tax expense	311
Adjustment to comprehensive loss	$(100)

Management is also in the process of finalizing its assessment of the potential tax effects of other IFRS adjustments identified to date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

(f) Convertible Debentures

Under Canadian GAAP, the asset, liability and equity components of the Company’s convertible debentures are separately determined and classified on the consolidated balance sheets. The asset portion represents the value of the Company’s redemption option. The liability component represents the amortized cost of the host debt contract, while the equity component reflects the residual value at inception after determination of the fair value of the host debt contract and redemption option at inception. Transaction costs were allocated proportionately to the host debt and equity components at the inception date.

Under IFRS, due to the conversion option’s exercise price being denominated in a currency other than the Company’s functional currency, the holders’ conversion feature is also considered an embedded derivative. As such all components of the convertible debentures are presented on the consolidated balance sheet as financial liabilities. Under IFRS the conversion and redemption features were separated from the host contract and accounted for as a net derivative instrument.

Impact on Consolidated Balance Sheets (Unaudited)

	December 31	January 1
	2010	2010
Redemption option on convertible debentutre	$-	$(2,693)
Liability portion of convertible debentures	-	(4,483)
Convervitble debenture derivative liability	-	21,926
Common shares	24,160	959
Equity portion of convertible debenture	-	(2,164)
Adjustment to deficit	$24,160	$18,931

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Mark to market gain (loss) on derivative liability	$(3,982)
Mark to market gain on redemption call option	$(703)
Finance Costs	$544
Adjustment to comprehensive loss	$(4,141)

Management is still in the process of finalizing the assessment of potential GAAP differences on the accounting for the convertible debenture and also quantifying any required adjustments

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

(g) Presentation Adjustments

The following presentation adjustments have been identified by management to reflect management’s provisional choice to present the statement of operations on a function basis on transition to IFRS.

Stock-based compensation
In the Company’s statement of operations prepared in accordance with Canadian GAAP the stock-based compensation was disclosed as a separate line item whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs.

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Stock-based compensation	$(4,613)
Production cost	694
Exploration cost	436
General and administrative	3,483
Adjustment to comprehensive loss	$-

Royalty expense
In the Company’s statement of operations prepared in accordance with Canadian GAAP the royalty expense was included in cost of sales whereas under IFRS the Company has reallocated this amount and disclosed it as a separate line item.

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Cost of Sales	$(1,212)
Royalty expense	1,212
Adjustment to comprehensive loss	$-

Finance Costs
In the Company’s statement of operations prepared in accordance with Canadian GAAP the accretion of convertible debentures, interest expense and accretion on asset retirement obligations were presented as; accretion of convertible debentures, and within general and administration and depletion & depreciation, respectively. Under IFRS the Company will present these amounts within Finance costs.

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

December 31
2010
Accretion of convertible debenture	$(1,088)
General and administrative	$(39)
Depletion and depreciation	$(43)
Finance costs	1,170
Adjustment to comprehensive loss	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 18, 2011

Corporate depreciation
In the Company’s statement of comprehensive income prepared in accordance with Canadian GAAP the depreciation on corporate assets was included with depreciation and depletion whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs to general and administrative.

Impact on Consolidated Statements of Comprehensive Income (Unaudited)

December 31
2010
Depreciation and depletion	$(69)
General and administrative	69
Adjustment to comprehensive loss	$-